UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            COFFEE HOLDING CO., INC.
                 (Name of small business issuer in its charter)

                 Nevada                                     11-2238111
    (state or other jurisdiction of                       (IRS employer
     incorporation or organization)                   identification number)

 4401 First Avenue, Brooklyn, New York                      11232-0005
 (address of principal executive offices)                   (zip code)

          Issuer's telephone number, including area code (718) 832-0800

        Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                      Name of Each Exchange on Which
     to be so Registered                      Each Class is to be Registered

     None
     ------------------------                 ---------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)


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

                                     PART I

                            COFFEE HOLDING CO., INC.

Forward - Looking Statements

      This document contains forward looking statements. Forward looking statements are based on management's then current views and assumptions regarding future events and results. These statements are subject to factors which could cause actual results to differ materially from those statements.

      The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. Coffee Holding and its representatives may from time to time make written or oral forward-looking statements, including statements contained in this report and in our other filings with the SEC. These statements use words such as "believes", "expects", "intends", "plans", "may", "will", "should", "anticipates" and other similar expressions. All statements which address operating performance, events or developments that the Company expects or anticipates will occur in the future are forward-looking statements within the meaning of the Act. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance. We cannot assure that anticipated results will be achieved since actual results may differ materially because of risks and uncertainties. These risks and uncertainties include, without limitation, those described below and under Item 1. "Description of Business - Risk Factors" and those we identify in future filings with the SEC. You are strongly encouraged to consider these factors when evaluating forward-looking statements in this registration statement. We do not undertake to revise these statements to reflect new information or future developments.

      The following are some of the factors that could cause actual results to differ materially from our forward-looking statements:

      o the impact of rapid or persistent fluctuations in the price of coffee beans;

      o     fluctuations in the supply of coffee beans;

      o general economic conditions and conditions which affect the market for coffee;

      o     the effects of any loss of major customers;

      o the effects of competition from other coffee manufacturers and other beverage alternatives;

      o     changes in consumption of coffee; and

      o     other risks which we identify in future filings with the SEC.

ITEM 1. BUSINESS

Organizational History

      Coffee Holding Co., Inc. (sometimes referred to herein as the "Company" or "Coffee Holding") conducts wholesale coffee operations, including roasting, blending, packaging, marketing and distributing coffees for sale under private labels and under its own brands of specialty coffees. The Company also sells unprocessed green coffee to specialty gourmet roasters. Coffee Holding's sales are primarily to customers located throughout the United States.

      Coffee Holding Co., Inc. was originally incorporated in New York in 1971. Pursuant to an Agreement and Plan of Merger between Coffee Holding Co., Inc. and Transpacific International Group Corp. (the "Merger Agreement"), Coffee Holding merged (the "Merger") with and into Transpacific International Group Corp. ("Transpacific") in February, 1998, with Transpacific being the surviving corporation (the "Reverse Acquisition"). After the Merger, Transpacific changed its name to Coffee Holding Co., Inc.

      Transpacific was incorporated in Nevada in 1995 for the sole purpose of acquiring or merging with an unspecified operating business. Transpacific had no operating assets and did not engage in any business activities other than seeking and investigating other businesses for potential merger or acquisition. On August 12, 1996, Transpacific commenced a "blank check" offering pursuant to Rule 419 of the Securities Act (the "Rule 419 Offering"), selling 3,000 shares of common stock at $6.00 per share, which generated $18,000 in gross proceeds from approximately 35 different investors. Prior to the Rule 419 Offering, Transpacific had outstanding 97,000 shares of common stock. Pursuant to Rule 419, all of the gross proceeds from the offering, less 10%, and the shares of Transpacific purchased by the investors were held in escrow pending distribution of a prospectus to each of them describing any prospective business acquisition by Transpacific and the subsequent confirmation of holders of at least 80% of the shares that they elected to remain investors. All but one investor reconfirmed their investment and the merger was consummated. Pursuant to the Merger Agreement, the then outstanding shares of Transpacific common stock were split ten for one and 3,000,000 shares were issued to Coffee Holding shareholders in exchange for their outstanding shares of Coffee Holding.


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

Products

      Coffee Holding's products can be divided into three categories:

      (i)   Private label coffee

      (ii)  Branded coffee; and

      (iii) Wholesale green coffee

      Private label coffee. From its facility in Brooklyn, New York, Coffee Holding roasts, blends, packages and distributes coffee under private labels for companies throughout the United States and Canada. The coffee is distributed in cans and brick packs in a variety of sizes. As of October 31, 2000, the Company supplied coffee to approximately 35 different wholesale and retail companies. Coffee Holding is currently the leading supplier for three of the largest wholesalers in the United States. The Company produces private label coffee for customers who desire to sell coffee under their own name but do not want to engage in the manufacturing process. Sellers of private label coffee seek to achieve a similar quality at a lower cost to the national brands representing a better value for the consumer.

      In the year ended October 31, 2000 ("fiscal 2000"), approximately 48% of Coffee Holding's sales revenue came from private label coffee sales, and, in fiscal years 1999 and 1998, 50% and 42% of revenues, respectively, came from those sales.

      Branded coffee. Coffee Holding roasts, grinds and blends coffee according to its own recipes and packages the coffee at its facility in Brooklyn, New York. The Company then sells the packaged coffee in its proprietary brand label to supermarkets, wholesalers and individually owned stores throughout the United States, shipping directly from its factory.

      Coffee Holding's name brands of coffee are: Cafe Caribe, Cafe Supremo, Don Manuel, Fifth Avenue and Via Roma. The Company has acquired trademark registration rights for each of Coffee Holding's name brands. For further information regarding these trademark registration rights, see
"Business--Trademarks and Domain Names." Each of Coffee Holding's name brands is directed at a particular segment of the consumer coffee market.

      Cafe Caribe, Coffee Holding's leading name brand by revenue, is a specialty espresso coffee that targets espresso coffee drinkers, in particular, the Hispanic consumer market. Market research indicates that Hispanic coffee drinkers consume more coffee than other coffee drinkers and tend to be more brand loyal than other coffee drinkers.

      Cafe Supremo is a specialty espresso that targets espresso drinkers of all backgrounds and tastes. It is designed to introduce coffee drinkers to the tastes of dark roasted coffee.

      Don Manuel is a 100% Colombian coffee product made from the finest beans Colombia produces. 100% Colombian coffee is an upscale quality product which commands a substantial premium at retail compared to the more traditional brown coffee blends.

      Fifth Avenue is a blended coffee which has become popular as an alternative for consumers who purchase private label or national branded coffee. The Company also markets this brand to wholesalers who do not wish to undertake the expense of developing a private label coffee program under their own name.

      Via Roma is an Italian style espresso targeted at the more traditional espresso drinker.

      In fiscal 2000, sales of Coffee Holding's branded coffees comprised approximately 9% of its sales revenues and, in fiscal 1999 and 1998, 6% and 10% of revenues, respectively, came from those sales.

      Wholesale Green Coffee. Coffee Holding sells and brokers gourmet specialty coffee beans to small roasters and coffee shop operators located throughout the United States.

      Coffee Holding carries over 50 different varieties of green coffee beans to meet its customers needs. Green gourmet coffee beans are sold unroasted, direct from the Company's warehouse to the small roasters and gourmet coffee shop operators which then roast and blend the beans themselves. In fiscal 2000, wholesales of green coffee beans accounted for approximately 43% of Coffee Holding's sales revenues, and, in fiscal 1999 and 1998, approximately 44% and 48% of revenues, respectively, came from such sales.

      Although the overall coffee market is mature, the gourmet specialty coffee market represents the fastest growing area of the industry, as the number of gourmet coffee houses have been increasing in all areas of the United States. The Company currently has approximately 200 customers in this area, including coffee houses, single store operators, mall coffee stores and mail order sellers.


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

Raw Materials

      Coffee is a commodity traded on the Commodities and Futures Exchange. Coffee prices are subject to fluctuation. Over the past five years, the average price per pound of coffee beans ranged from approximately $.60 to $3.18. The price for coffee beans on the commodities market as of January 31, 2001, was $.64.

      The Company purchases its green coffee from dealers located primarily within the United States. The dealers supply the Company with coffee beans from many countries, including Columbia, Mexico, Kenya, Indonesia, Brazil and Ethiopia, among others. In fiscal 2000, substantially all of the Company's purchases were from approximately nine dealers. Management does not believe that the loss of any one dealer would have a material adverse effect on the Company's operations due to the availability of alternate suppliers.

      The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond Coffee Holding's control. Supply and price can be affected by many factors such as weather, politics and economics in the exporting countries, as well as efforts by coffee growers to expand or form cartels or associations. Increases in the cost of coffee beans can, to a certain extent, be passed on to Coffee Holding's customers in the form of higher prices for coffee beans and processed coffee. However, there can be no assurance that the Company will be successful in passing coffee price increases to customers without losses in sales volume or margin. Drastic or prolonged increases in coffee prices could also adversely impact the Company's business as it could lead to a decline in overall consumption of coffee. Similarly, rapid decreases in the cost of coffee beans could force the Company to lower its sales prices before realizing cost reductions in its purchases. In addition, a worldwide supply shortage of gourmet coffee beans could have an adverse impact on the Company.

      Gourmet green coffee, unlike most coffee, does not trade in direct relation to the actual daily price fluctuations on the commodity market. Instead, it tends to trade on a negotiated basis at a substantial premium over commodity coffee pricing, depending on the origin, supply and demand at the time of purchase.

      The Company from time to time engages in the purchase and sale of coffee futures and option contracts to guard against the effects of fluctuations in the price of green coffee beans and to supplement its supply of coffee, if necessary.

Trademarks and Domain Names

      Coffee Holding holds trademarks, registered with the United States Office of Patent and Trademark for all five of its proprietary coffee brands. Trademark registrations are subject to periodic renewal and the Company anticipates maintaining its registrations. The Company believes that its brands are recognizable in the marketplace and that brand recognition is important to the success of its branded coffee business.

Customers

      Coffee Holding sells private label and its branded coffee to three of the leading wholesalers in the United States: Supervalu, Nash Finch and Shurfine International. For fiscal 2000, sales to these three companies accounted for approximately 31% of Coffee Holding's total sales. Sales of green coffee beans to Green Mountain Coffee Roasters accounted for approximately 17% of Coffee Holding's total sales.

      The Company historically has had at times short term agreements with some of these customers (generally one to three years in duration). Although the Company believes that it has a strong mutually beneficial relationship with its customers, there can be no assurance that these relationships will continue. The Company currently has agreements with two of its wholesale customers in which the Company is the exclusive supplier at fixed prices for lines of private label ground coffee. The agreements, which contain generally only pricing terms, do not set any minimum purchase obligations. The loss of any one of these relationships would likely have a material adverse effect on the Company's business and results of operations. In fiscal 2000, the Company experienced a significant loss in business from one of its former largest wholesale customers. See Item 2 - "Management's Discussion and Analysis".

Competition

      The coffee market is highly competitive. Coffee Holding competes with other suppliers and distributors of green coffee beans, whole coffee beans and roasted coffees. The Company's whole bean coffees compete directly against specialty coffees sold at retail through supermarkets and a growing number of specialty coffee stores.

      Private Label Competition. There are approximately four major producers of coffee for private label sale in the United States. Many other companies produce coffee for sale on a regional basis. Coffee Holding's main competitors are Kroger and Chock


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Full O' Nuts. Both Kroger and Chock Full O' Nuts, a division of Sara Lee, are larger and have more financing and resources than Coffee Holding does and therefore are able to devote more resources to product development and marketing. The Company believes that it remains competitive by providing a high level of quality and customer service. This service includes ensuring that the coffee produced for each label maintains a consistent taste and delivering the coffee on time in the proper quantities. The Company also provides its private label customers with information on the coffee market on a regular basis. Private label coffee competes with all of the branded coffee on the market. Chock Full O' Nuts also produces branded coffees which compete directly with their private label products.

      Brand Competition. Coffee Holding's proprietary brand coffees compete with many other brand coffees which are sold in supermarkets and specialty stores. The branded coffee market is dominated by three large companies: Kraft General Foods, Inc., Proctor & Gamble Co. and Sara Lee, who also market gourmet coffee in addition to non-gourmet coffee. Coffee Holding's large competitors have greater access to capital than the Company and have a greater ability to conduct marketing and promotions. The Company believes that, while its competitors' brands may be more recognizable nationwide, its proprietary brands are well recognized in the Northeastern United States and are distinguished by their distinctive flavors.

      Wholesale Green Coffee Competition. There are many green coffee sellers and specialty coffee roasters throughout the United States. Many of these competitors have greater financial resources than Coffee Holding. However, Coffee Holding believes that it has both the knowledge and the capability to assist small specialty gourmet coffee roasters with developing and growing their business. Because the Company is also a roaster as well as a seller of green coffee, it can provide its roasting knowledge and experience as a value added service to its gourmet roaster customers. While other coffee merchants may be able to offer a lower price for coffee beans, Coffee Holding markets itself as a partner to small roasters, with the ability to help them market their specialty coffee products and develop a customer base. The assistance the Company provides its customers includes training, coffee blending and market identification.

Marketing; Strategy

      The Company markets its private label and wholesale coffee through trade shows, industry publications, face to face contact and through the use of non-exclusive independent food and beverage sales brokers. The Company also uses its web site (www.coffeeholding.com) as a method of marketing itself and its coffee products.

      For its private label and brand coffees, the Company will from time to time, in conjunction with retailers and with wholesalers, conduct in-store promotions (e.g. coupons, price reductions, two for one sales).

      The Company seeks to achieve conservative growth within its core business by developing and maintaining long term relationships with its customers. By this strategy, the Company hopes to establish and grow profitable business. The Company wants to capitalize on its commitment to quality and service and its personal contact with its customers. The Company does not intend to try to compete on price alone nor does it intend to try to grow sales at the expense of profitability.

      The Company also evaluates new opportunities for growth consistent with its core business. The Company recently established relationships with additional independent sales brokers to market the Company's products in the western United States, an area of the country where the Company has historically not held a large market share. The Company is also considering the possibility of using web site auctions to market coffee.

Seasonality

      Historically, consumer coffee consumption is greater in the winter months as compared to the other seasons.

Employees

      Coffee Holding has 27 full-time employees, 22 of which are employed in the areas of coffee roasting, blending and packaging and five of which are in administration and sales. None of its employees are represented by unions or collective bargaining agreements. The Company's management believes that the Company maintains a good working relationship with its employees. In order to supplement its internal sales staff, Coffee Holding sometimes uses independent national and regional sales brokers who work on a commission basis.


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

RISK FACTORS

      An investment in our common stock is speculative and involves risk. Investors should carefully consider the risks described below before buying our common stock. The risks described below are not the only ones we face and there may be additional risks and uncertainties. These risks could have an adverse material effect on our business, financial condition and results of operations and the value of our common stock.

Our lack of diversification may affect business if demand for coffee is reduced.

      Our  business  is  centered  on  essentially  one  product:   coffee.  Our
operations have been limited to several segments of the coffee industry:

            o the roasting, blending, packaging and distribution of private label coffee;

            o     the  roasting,   blending,   packaging  and   distribution  of
                  proprietary branded coffee; and

            o     the selling of wholesale gourmet green coffee.

      Any decrease in demand for coffee would harm our business more than if we had more diversified product offerings and would have a material adverse effect on our business, operating results and financial condition.

We rely on the services of Andrew Gordon and David Gordon.

      Coffee's success depends to a large degree upon the services of Andrew Gordon, President, Chief Executive Officer and Treasurer and David Gordon, Executive Vice-President-Operations and Secretary. If we lose the services of one or both of these key employees, the loss could have a material adverse effect on our business. We do not have employment agreements with them nor do we have key person life insurance. There is no assurance that we would be successful in obtaining and retaining a replacement for either of Andrew Gordon or David Gordon.

A few stockholders control Coffee.

      Andrew Gordon and David Gordon, executive officers and directors of Coffee, beneficially own approximately 65% of our outstanding shares of common stock. They will be able to control the vote on all matters submitted to a vote of stockholders, including the election of directors, amendments to the certificate of incorporation and by-laws and approval of significant corporate transactions. In addition, other members of the Gordon family beneficially own an additional 20% of the outstanding shares of common stock. This control could have the effect of discouraging, delaying or preventing a change in control of Coffee which other stockholders might consider favorable. This control could also have the effect of approving a change in control of Coffee on terms which other stockholders might consider unfavorable.

Disruptions in the supply of green coffee or increases in the cost of green coffee could adversely affect our business.

      Coffee is a commodity and its supply and price are subject to volatility beyond our control. Supply and price are affected by many factors in the coffee growing countries including weather, political and economic conditions, as well as efforts by coffee growers to expand or form cartels or associations. If our cost of green coffee increases, we may not be able to pass along those costs to our customers. The effect would have a negative impact on our margins and profitability. If we are unable to procure a sufficient supply of green coffee, our sales would suffer.

The coffee industry is highly competitive and we may not have the resources to compete effectively.

      The coffee markets in which we do business are highly competitive. Our private label and branded coffee compete with other manufacturers of private label coffee as well as branded coffees. These competitors, such as Kraft General Foods, Inc., Kroger, Proctor & Gamble and Sara Lee, have much greater financial, marketing, distribution and management and other resources than us for marketing, promotions and geographic and market expansion. In addition, there are a growing number of specialty coffee companies who provide gourmet green coffee and roasted coffee for retail sale. There can be no assurance that we can compete successfully against existing and new competitors.

Our operating results may fluctuate significantly.

      Historically, our operating results have fluctuated significantly from quarter to quarter and year to year. These fluctuations are caused by a number of factors including:

            o     fluctuations in purchase prices of green coffee;

            o     fluctuations in the selling prices of the Company's products;

            o the level of marketing and pricing competition from existing or new competitors in the coffee industry;

            o the Company's ability to retain existing customers and attract new customers; and


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            o     the  Company's  ability to manage  inventory  and  fulfillment operations and maintain gross margins.

      As a result of the foregoing, period-to-period comparisons of our operating results are not necessarily meaningful and those comparisons should not be relied upon as indicators of future performance. Fluctuations in operating results can have a negative impact on the value of our common stock.

We are dependent on a few customers.

      Sales of our private label and branded coffee to three wholesalers, Supervalu, Nash Finch and Shurefine, accounted for approximately 31% of our total sales for the fiscal year ended October 31, 2000 and sales of green coffee beans to Green Mountain Coffee Roasters accounted for approximately 17% of total sales for that period. The loss or reduction of business from any one of these customers would likely have a material adverse effect on the Company's business, results of operations and financial condition.

We may need additional financing.

      We have a credit facility with Wells Fargo Business Credit which provides for a revolving line of credit of up to $5,000,000 based on eligible trade accounts receivable and inventory. As of October 31, 2000, the line of credit had an outstanding balance of $2,618,000, which approximated the maximum amount we could borrow based on the eligible trade accounts receivable and inventory as of that date. The Company anticipates, but cannot assure, that we will be able to fund our operations in fiscal 2001 through cash provided by operating activities and borrowings under the credit facility. This expectation assumes that we are able to generate a sufficient level of sales in order to increase income and eligible accounts receivable and inventory. In the event our expectations are not fulfilled, we may be required to seek additional financing. We have no current arrangements for additional financing and there can be no assurance that additional financing will be available to the Company on commercially reasonable terms, or at all.

We do not anticipate paying dividends.

      We do not anticipate paying cash dividends in the foreseeable future.

There may be no market for our common stock.

      There currently is no public trading market for our common stock. We intend to solicit market makers to make a market in our common stock upon the effectiveness of this Form 10-SB and to obtain a listing for trading on the OTC Electronic Bulletin Board. However, there can be no assurance that any broker will ever agree to make a market in our common stock or that listing on the OTC Electronic Bulletin Board will be achieved or maintained. Furthermore, given the minimal number of the outstanding shares of common stock held by non-affiliates of the Company, it is unlikely that a liquid public market would ever develop.

The market price of our common stock may be volatile.

      Even if a market for our common stock does develop, there may be significant volatility in the market price due to many factors including:

            o     Fluctuations in our results of operations;

            o     Minimal public float and lack of liquidity;

            o     Financial market and economic conditions; and

            o     Investor sentiment for coffee related companies.

The Penny Stock Rules may limit the liquidity of our common stock.

      Even if a market for our common stock does develop, the "penny stock" rules under the Securities Exchange Act of 1934 may apply to transactions in our common stock. If the market price of our common stock is below $5.00 per share and the common stock is not traded on NASDAQ or a national stock exchange, a broker-dealer will be required to approve the prospective investors' purchase in accordance with specified procedures. The additional burdens imposed upon broker-dealers by these requirements could discourage them from effecting transactions in our common stock.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended October 31, 2000 (fiscal 2000) Compared to Year Ended October 31, 1999 (fiscal 1999)

      Net sales totaled $20,097,548 in fiscal 2000, a decrease of $2,992,044 or 13% from $23,089,592 in fiscal 1999. Coffee pounds sold were approximately 16 million pounds, unchanged from fiscal 1999.

      The Company experienced a significant loss in business from an important wholesale customer. This customer's purchases in fiscal 2000 were approximately one million pounds lower than its purchases in fiscal 1999 which negatively impacted net sales by


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approximately $1,000,000. Sales to this customer in fiscal 2001 are expected to be at a level similar to fiscal 2000. The number of the Company's customers in the gourmet green coffee area increased from approximately 150 to approximately 200 in fiscal 2000. These customers are predominately independent gourmet coffee shops. Sales to new customers in this area historically start slowly because many of these shops are start up ventures. The Company believes that its customer base and sales will grow in this area.

      The Company's selling prices decreased steadily throughout fiscal 2000. Beginning at the end of 1998, the purchase price of green coffee began a gradual decline that, with the exception of brief price surges, continued through to the end of fiscal 2000. Declines in green coffee purchase prices eventually led to declines in selling prices. Selling prices of products which use commodity coffee react fairly quickly to changes in green coffee purchase prices. Gourmet green coffee selling prices tend to react more slowly to changes in purchase prices because demand for gourmet coffee is less price sensitive. The Company also experienced pricing pressure in the private label area as some of the Company's larger competitors cut their prices to order to increase market share. For example, from the end of calendar year 1999 to the end of fiscal 2000, the leading seller of national brand coffee implemented a series of price reductions on a can of its regular ground coffee which resulted in an aggregate price reduction of approximately 20%. The Company is unable to predict how long and to what extent pricing pressure in the private label area will continue.

      Cost of sales in fiscal 2000 was $16,673,790, or 83% of net sales, as compared to $19,796,476, or 86% of net sales in fiscal 1999. Cost of sales consists primarily of green coffee and packaging materials. The decrease in cost of sales was attributable to the decline in green coffee purchase prices. As the price of coffee is cyclical and volatile and subject to many factors, including weather, politics and economics, the Company is unable to predict the purchase price of coffee in fiscal 2001.

      The Company uses options and future contracts to partially offset the effects of fluctuations in the price of green coffee beans. Options and future contracts are marked to market with current recognition of gains and losses on such positions. The Company does not defer such gains and losses since its positions are not considered hedges for financial reporting purposes. The Company's accounting for options and futures contracts may have the effect of increasing earnings volatility in any particular period.

      At October, 31, 2000, the Company held options (generally with terms of two months or less) covering an aggregate of 1,875,000 pounds of green coffee beans at a price of $.725 per pound. The fair market value of these options, which was obtained from a major financial institution, was approximately $27,000 at October 31, 2000.

      The Company began to acquire futures contracts during the year ended October 31, 2000 with longer terms (generally three to four months) primarily for the purpose of ensuring an adequate supply of green coffee. At October 31, 2000, the Company held longer-term futures contracts for the purchase of 412,500 pounds of coffee at an average price of $1.04 per pound. The market price of coffee applicable to such contracts was $.744 per pound on that date. For the fiscal year ended October 31, 2000, the Company recorded a net trading loss of $183,236 which was charged to cost of sales, as compared to a net trading gain of $174,620 for the fiscal year ended October 31, 1999 which was credited to cost of sales.

      The Company's gross profit in fiscal 2000 was $3,423,758, an increase of $130,642 or 4% from $3,293,116 in fiscal 1999. Gross profit as a percentage of net sales increased by 3% to 17% in fiscal 2000 from 14% in fiscal 1999. Margins improved primarily due to lower inventory costs as a result of the overall decline in green coffee purchase prices. Margins were particularly favorable in gourmet green coffee sales, as pricing in this area decreased more slowly relative to the decrease in green coffee purchase prices.

      Selling and administrative expenses were $2,317,629 in fiscal 2000, an increase of $406,323 or 21% from $1,911,306 in fiscal 1999. As a percentage of net sales, this change represented a 4% increase from 8% in fiscal 1999 to 12% in fiscal 2000. The increase was primarily attributable to an increase in freight expenses, commissions, professional fees incurred in connection with the preparation of reports filed by the Company with the Securities and Exchange Commission and a one time settlement of litigation in the amount of $75,000. Freight expenses were approximately $130,000 higher in fiscal 2000 due in part to fuel surcharges by the carriers as a result of higher gasoline costs and shipping costs incurred as the Company shipped more products to the Western United States. Increased commission expenses of approximately $59,000 included amortization of pre-paid commissions in the amount of $28,000.

      Interest expense increased $20,353 or 5% from $386,506 in fiscal 1999 to $406,859 in fiscal 2000. The increase was attributable to higher interest rates on outstanding borrowings. Rates of interest on the Company's outstanding borrowings are tied to the prime rate. As the prime rate rose in fiscal 2000, the Company's rate of interest payable on its outstanding borrowings also rose.

      Other income (expense), which consisted of interest expense and interest income in fiscal 2000, was a net expense of $375,795. Other income (expense) in fiscal 1999 was a net expense of $382,906.

      The Company had income of $400,334 before income taxes in fiscal 2000 compared to income of $608,904 before income taxes in fiscal 1999. The decline was attributable primarily to the increase in selling and administrative expenses.

      The Company's provision for income taxes for the year ended October 31, 2000 totaled $119,000 whereas it had no provision or credit for income taxes for the year ended October 31, 1999. The difference between the tax provision computed based on the

Company's pre-tax income and the applicable statutory income tax rate and the Company's provisions for Federal, state and local taxes for the year ended October 31, 2000 and 1999 are set forth below:

                                                             Year Ended
                                                             October 31
                                                             ----------
                                                          2000         1999
                                                          ----         ----
Tax provision at statutory rate of 34%
Adjustments for the effects of:                        $ 140,000    $ 207,000

State income taxes, net of Federal benefit                45,000       67,000
Net change in valuation allowance                        (66,000)    (274,000)
                                                       ---------    ---------
Provision for income taxes                             $ 119,000    $      --
                                                       =========    =========

      As further explained in Note 7 of the notes to the financial statements elsewhere herein, the Company had estimated net operating loss carryforwards remaining as of October 31, 1999 of approximately $191,000 available to reduce future Federal, state and local taxable income. Due to the uncertainties related to the extent and timing of the Company's future taxable income, the Company had offset the estimated deferred tax assets of approximately $89,000 attributable to the potential benefits from the net operating loss carryforwards as of October 31, 1999 by an equivalent allowance.

      The Company had pre-tax income of approximately $400,000 for the year ended October 31, 2000; however, it was only able to use net operating loss carryforwards of $145,000. As a result, the Company reversed the valuation allowance of $89,000 that it had established to offset the remaining deferred tax assets attributable to the estimated potential benefits from the net operating loss carryforwards as of October 31, 1999, of which $23,000 was attributable to the reduction in the estimate of net operating loss carryforwards and $66,000 was attributable to the reduction in the provision for income taxes for benefits actually realized from the net operating loss carryforwards.

      The Company did not record a provision for income taxes in fiscal 1999 as a result of the utilization of a portion of its net operating loss carryforwards.

      As a result, the Company had net income of $281,334, or $.07 per share, in fiscal 2000 compared to net income of $608,904, or $.15 per share, in fiscal 1999.

Liquidity and Capital Resources

      As of October 31, 2000, the Company had working capital of $1,062,000, which increased by $560,000 from its working capital of $502,000 as of October 31, 1999, and a total stockholders' equity of $225,000, which increased by $544,000 from its total stockholders' deficiency of $319,000 as of October 31, 1999. The Company's working capital increased primarily as a result of net income generated, additional borrowings under its credit facility and a capital contribution from a stockholder.

      As of November 29, 2000, the Company extended the maturity of its credit facility with Wells Fargo Business Credit from November 20, 2000 until November 20, 2002, and amended certain terms of the facility (see Note 5 of the notes to the financial statements). The credit facility, as amended, provides for a revolving line of credit of up to $5,000,000 based on eligible trade accounts receivable and inventories and a term loan of up to $600,000 based on eligible equipment. The line of credit provides for borrowings of up to 85% of the Company's eligible trade accounts receivable and 60% of its eligible inventories. Interest on the line of credit is payable monthly at the prime rate plus .5% (an effective rate of 9.5% at January 31, 2001). Interest on the term loan is payable monthly at the prime rate plus .75% (an effective rate of 9.75% at January 31, 2001). Principal payments on the term loan are payable monthly at $7,276 and beginning January 1, 2001, are payable monthly at $10,000. Andrew Gordon and David Gordon, directors and officers of the Company, each have guaranteed borrowings under the credit facility up to $500,000.

      As of October 31, 2000, the line of credit had an outstanding balance of $2,618,000, which approximated the maximum amount that the Company could borrow based on its eligible trade accounts receivable and inventory as of that date as compared to an outstanding balance of $2,445,000 at October 31, 1999. The outstanding balance under the term loan was $192,000 as at October 31, 2000, and was $600,000 as at November 29, 2000 as the Company borrowed the maximum amount of the term loan upon the amendment of the credit facility. The Company has on deposit $261,000 in a cash collateral account to secure the outstanding borrowings under the credit facility. The outstanding balance under the line of credit and a portion of the outstanding balance under the term loan were classified as long-term liabilities in the Company's October 31, 2000 balance sheet based on the amended terms of the credit facility whereby the Company may either defer principal payments until, or make installment payments though, November 20, 2002.

      The Company had loans payable to its stockholders, all of whom are members of the Gordon family, of $245,000 at October 31, 2000. The loans are due on demand and bear interest at 10%. The Company borrows from its stockholders, from time-to-time to supplement short-term working capital needs. The stockholders are under no obligation to make such loans.

      In fiscal 2000, the Company's operating activities provided net cash of $2,400 as compared to fiscal 1999 when net cash provided by operating activities was $704,000. The decrease principally reflects a decrease in net income of $328,000, and a decrease in accounts payable and accrued expenses of $1,038,000, partially offset by decreases in accounts receivable of $306,000 and amounts due from broker of $143,000.

      During fiscal 2000, the Company used $95,000 of its cash resources to purchase property and equipment. Capital expenditures were slightly below those made in fiscal 1999 and management does not believe that the Company's capital expenditures will be significant in fiscal 2001. Capital expenditures have decreased as compared to fiscal 1998 and fiscal 1997 when the Company purchased and installed new equipment and refurbished existing equipment to upgrade its production capabilities.

      The Company also used $689,000 of cash in fiscal 2000, which included $399,000 to make interest payments and pay administrative fees on its credit facility, $87,000 to reduce its term loan and $203,000 to reduce capital lease obligations. In addition, the Company deposited approximately $261,000 in a cash collateral account to secure outstanding borrowings under its credit facility.

      During fiscal 2000, the Company received short term advances of $97,000 from related parties and a capital contribution of $263,000 from a stockholder which represented a return of a portion of a dividend paid during a period in which the Company was taxed as an "S" corporation.

      The Company anticipates, but cannot assure, that it will be able to fund its operations, including paying its liabilities, funding capital expenditures and making required payments on its debts, in fiscal 2001 through cash provided by operating activities and borrowings under its credit facility. This expectation assumes that the Company is able to generate a sufficient level of sales in order to increase net income and eligible accounts receivable. An increase in eligible accounts receivable and inventory would permit the Company to make additional borrowings under its line of credit. The Company believes it could, if necessary, obtain additional loans by mortgaging its headquarters.

Year 2000

      The Year 2000 issue concerns the possible inability of information systems and non-information systems with embedded technology to properly recognize and process date sensitive information beyond December 31, 1999. The Company did not experience any systems problems related to Year 2000 issues. The Company's information and non-information systems functioned normally. The Company's business with its suppliers and customers was not affected by Year 2000 issues, although the Company did experience some reduction in inventory purchases from its wholesale customers in November and December 1999 as the customers did not want to carry a large inventory ahead of the Year 2000. The Company does not presently anticipate making any expenditures in the fiscal year ending October 31, 2001 for Year 2000 items.

ITEM 3. DESCRIPTION OF PROPERTY

      Coffee Holding is headquartered at 4401 First Avenue, Brooklyn, New York where it owns the land and an approximately 15,000 square foot building. The building houses the Company's executive offices as well as the Company's plant where it roasts, blends and packages its coffee.

      Coffee Holding also leases a 7,500 square foot warehouse located at 4425A First Avenue in Brooklyn from T&O Management. T&O Management is not affiliated with the Company or any of its officers, directors or shareholders. The Company pays an annual rent of $46,800. The lease expires on August 31, 2002.

      Coffee Holding also uses a variety of independent, bonded commercial warehouses to store its green coffee beans.

      Coffee Holding's management believes that the Company's facilities are adequate for its current operations and for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding ownership of shares of the Company's common stock, as of January 31, 2001, by each person known to be the owner of 5% or more of the Company's common stock, by each person who is a director or executive officer and by all directors and executive officers as a group.

      When reviewing the following table, you should be aware that:

      (i) The amounts and percentages of common stock and preferred stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

      (ii) Unless otherwise indicated by footnote, each person identified in the table below has sole voting power and investment power as to the shares beneficially owned.

                                                          Common Stock
                                                          ------------
                                                   Number of      Percentage of
                                                    Shares            Class
                                                    ------            -----
Andrew Gordon(1)                                   1,970,378          49.3%
David Gordon(1)                                    1,970,378          49.3%
Gerard DeCapua                                           100            *
Daniel Dwyer                                             100            *
Matt Phillips                                            100            *
Rachelle Gordon(2)                                 1,740,000          43.5%
Rachelle Gordon Grantor
    Retained Annuity Trust(3)                      1,350,878          33.8%
Sterling Gordon(4)                                   199,600           5.0%
Judy Melnick(5)                                      199,600           5.0%

All directors and executive                        2,590,178          64.8%
officers as a group (5 persons)(1)

----------
* Less than 1%.

(1) Includes 1,350,878 shares held by the Rachelle Gordon Grantor Retained Annuity Trust, of which Andrew and David Gordon are the co-trustees with the power to vote and dispose of the shares. The address of Andrew Gordon and David Gordon is 4401 First Avenue, Brooklyn, New York 11232.

(2) Includes 1,350,878 shares held by the Rachelle Gordon Grantor Retained Annuity Trust, of which Ms. Gordon is the grantor and beneficiary. Ms. Gordon's address is 304 Whitman Drive, Brooklyn, New York 11234.

(3) The address of the trust is c/o Andrew Gordon, 4401 First Avenue, Brooklyn, New York 11234.

(4)   Mr. Gordon's address is 4401 First Avenue, Brooklyn, New York 11232.

(5)   Ms. Melnick's address is 940 Lost Forest Drive, Atlanta, Georgia 30328.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

      Set forth below is information concerning the Company's directors and executive officers. The Company's board of directors currently consists of five directors. Directors are elected by a plurality of the votes cast at the Company's annual meeting of stockholders. Once elected, each director serves until the next annual meeting of stockholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Officers are appointed by the directors, and, once appointed, each officer serves until his or her successor is duly appointed, or until his or her earlier death, resignation or removal.

     Name             Age              Position
     ----             ---              --------

Andrew Gordon........ [39]  Chief Executive Officer, President, Treasurer and
                            Director
David Gordon......... [36]  Executive Vice President - Operations, Secretary and
                            Director
Gerard DeCapua....... [39]  Director
Daniel Dwyer......... [44]  Director
Matthew Phillips..... [46]  Director

      Andrew Gordon is Chief Executive Officer, President, Treasurer and a Director of Coffee Holding. He was previously a Vice President from 1981 to 1997. He has been a Director of Coffee Holding since 1981. Mr. Gordon received his B.B.A. degree from Emory University. He is the brother of David Gordon.

      David Gordon is Executive Vice President--Operations, Secretary and a Director of Coffee Holding. He was previously a Vice President and Operating Manager from 1983 to 1997. He has been a Director of Coffee Holding since 1983. Mr. Gordon attended Baruch College in New York City. He is the brother of Andrew Gordon.

      Gerard DeCapua has been a Director of Coffee Holding since 1997. He has had his own law practice in Rockville Centre, New York since 1985. Mr. DeCapua received his law degree from Pace University.

      Daniel Dwyer has been a Director of Coffee Holding since 1998. Mr. Dwyer has been a senior coffee trader at Rothfos Corporation since 1995.

      Matthew Phillips has been a Director of Coffee Holding since 1998. Since 1991, Mr. Phillips has been a Vice-President of Branco Peres International, responsible for coffee trading operations.

      The Company currently does not have any standing committees.

ITEM 6. EXECUTIVE COMPENSATION

      The following table sets forth certain compensation information for the Company's chief executive officer and each other executive officer whose salary and bonus compensation exceeded $100,000 for the fiscal year ended October 31, 2000.

                           Summary Compensation Table
                           --------------------------

                                           Annual
                                           Compensation
                                           ------------

Name and                                   Salary    Bonus   All Other
Principal Position           Fiscal Year   ($)      ($)(1)   Compensation ($)(2)
------------------           -----------   ------   ------   -------------------

Andrew Gordon ................  2000      155,000     --      13,671
Chief Executive                 1999      160,000   50,000     8,896
Officer and President ........  1998      160,000     --      24,379

David Gordon .................  2000      125,000   40,000     6,919
Executive Vice ...............  1999      160,000   50,000     6,970
President - Operations ......   1998      130,000     --       6,970

----------
(1)   Amounts shown as bonuses were earned in the fiscal year shown.
(2) The amounts set forth consist of amounts paid by the Company for the use of an automobile and automobile insurance.

      The Company's Board of Directors does not have a compensation committee. Salaries and bonuses are determined by the Company's Chief Executive Officer. Andrew Gordon's base salary for fiscal 2001 is $175,000. David Gordon's base salary for fiscal 2001 is $140,000.

      No employee has an employment agreement with the Company.

Stock Option Plan

      The Company has a stock option plan, the Coffee Holding Co., Inc. 1998 Stock Option Plan, under which non-qualified and incentive stock options to purchase shares of Common Stock may be granted to the Company's directors, officers and other key employees and consultants. The plan was adopted by the board of directors on February 10, 1998. The Company has reserved 2,000,000 shares of its Common Stock for issuance under the plan, subject to adjustment for stock splits, stock dividends, reorganizations, mergers, recapitalizations or other capital adjustments. The plan is administered by the board of directors of the Company which may delegate its powers to a committee of the board. No options may be granted after February 10, 2008. The board of directors determines, at the time of grant, the purchase price of shares issuable pursuant to exercise of stock options; provided that the purchase price of a share of common stock under incentive stock options shall not be less than the fair market value of a share on the date the option is granted. Unless earlier terminated due to termination of employment or death or disability of the optionee, each stock option shall terminate no later than ten years from the date on which it is granted. Options are transferable only by will or the laws of descent and distribution. No options have ever been granted under the plan.

Compensation of Directors

      Directors do not receive any compensation for their services. They are, however, reimbursed for travel expenses and other out-of-pocket costs incurred in connection with attendance at board of directors and committee meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      From time to time, certain of the Company's stockholders and directors and officers make loans to the Company for working capital purposes.

      At January 31, 2001, the Company had loans payable to certain of its stockholders and directors and officers in the principal amounts as follows:

      Rachelle Gordon - $ 39,592
      Sterling Gordon - $ 41,041
      David Gordon    - $115,136
      Andrew Gordon   - $ 52,489

      The loans are unsecured, due on demand and bear interest at 10% per annum.

      Andrew Gordon and David Gordon have each guaranteed the payment of the Company's borrowings under its outstanding credit facilities from Wells Fargo Business Credit up to $500,000.

      Daniel Dwyer, a director of the Company, is a senior coffee trader for Rothfos Corporation, one of the leading green coffee dealers in the world. Mr. Dwyer is responsible for the Company's account. The Company paid Rothfos approximately $3,500,000 for green coffee purchases in fiscal 2000 and expects to pay it a similar amount in fiscal 2001.

ITEM 8. DESCRIPTION OF SECURITIES

General

      The following description of the Company's securities is a summary, does not purport to be complete and is subject in all respects to Coffee's Articles of Incorporation, as amended, By-laws and Nevada law.

      The authorized capital stock of Coffee consists of 30,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

      As of the date hereof, there are 3,999,650 shares of Common Stock issued and outstanding. Holders of Common Stock have the right to cast one vote for each share held of record on all maters submitted to a vote of holders of common Stock, including the election of directors. There is no right to cumulate votes. Stockholders holding a majority of the total number of shares then issued and outstanding and entitled to vote is necessary to constitute a quorum for the transaction of business. Directors are elected by a plurality of the votes cast and all other corporate actions must be authorized by a majority of votes cast by the holders of shares entitled to vote on the matter.

      Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds available for distribution to the holders of Common Stock shall be distributed pro rata. Holders of Common Stock are not entitled to preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

Preferred Stock

      The Company's Articles of Incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, none of which are currently outstanding, with the Board of Directors having the right to determine the designations, rights, preferences and powers of each series of preferred stock. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with voting, dividend, conversion, redemption, liquidation or other rights which may be superior to the rights of the holders of Common Stock and could adversely affect the voting power and other equity interests of the holders of Common Stock.

Transfer Agent/Registrar

      The transfer agent and registrar for Coffee Common Stock is OTR, Inc. Its address is 317 SW Alder, Suite 1120, Portland, Oregon 97204 and its telephone number is (503) 225-0375.

Anti-Takeover

      The Nevada General Corporation Law ("NGCL") provides generally that a Nevada corporation may not engage in a business combination with any stockholder who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation for 3 years after the stockholder acquired the shares unless the combination or the purchase of shares made by the interested stockholder on the interested stockholders' date of acquiring shares is approved by the board of directors of the corporation before that date. A Nevada corporation may not engage in any combination with an interested stockholder after the expiration of 3 years after his date of acquiring the shares other than a combination meeting all of the requirements of the articles of incorporation and either (1) the combination is approved by the board of directors before the interested stockholders' date of acquiring the shares or as to which the purchase of shares made by the interested stockholder on that date had been approved by the board of directors before that date, (2) the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder proposing the combination or any affiliate or associate of the interested stockholder proposing the combination at a meeting called for that purpose no earlier than 3 years after the interested stockholder's date of acquiring shares, or (3) the consideration to be received by all of the holders of outstanding stock of the corporation not beneficially owned by the interested stockholder equals or exceeds thresholds set forth by the NGCL.

      The power of the Board of Directors to designate and issue shares of preferred stock could be utilized as a method of discouraging, delaying or preventing a change of control of the Company.

Possible Listing on OTC Electronic Bulletin Board

      There currently is no public trading market for our common stock. The Company intends to solicit market makers to make a market in our common stock upon the effectiveness of this Form 10-SB and to obtain a listing for trading on the OTC Electronic Bulletin Board. However, there can be no assurance that any broker will ever agree to make a market in our common stock or that listing on the OTC Electronics Bulletin Board will be achieved or maintained. Furthermore, given the minimal number of the outstanding shares of common stock held by non-affiliates of the Company, it is unlikely that a liquid public market would ever develop.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      The Company's Common Stock is not quoted or listed on any quotation system or market. The Company does not know of any firm that makes a market for the Common Stock.

      The number of registered holders of the Company's common stock at January 31, 2001 was 472.

      As of January 31, 2001, the Company had 3,999,650 shares of common stock issued and outstanding. Of those shares, 29,650 shares were registered in the Rule 419 Offering and may be resold. The other 3,970,000 shares are "restricted securities" and may not be sold unless the sale is registered under the Securities Act or pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule 144.

      In general, under Rule 144 as currently in effect, a shareholder who has beneficially owned any restricted securities for at least one year will be entitled to sell the securities provided that specified public information, manner of sale and notice requirements are satisfied, within any three month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which the notice of the sale is given to the SEC. Holders of Common Stock which is listed on the OTC Electronic Bulletin Board is not eligible to use the trading volume calculation. A stockholder who is not an affiliate of the Company at any time during the 90 days preceeding the sale, and who has beneficially owned the restricted shares for at least two years, will be eligible to sell the securities shares under subparagraph (k) of Rule 144 without regard to the volume restrictions and other requirements.

      In January 1998, prior to the date of the merger with Transpacific, Coffee Holding, while it was still a privately held "S" corporation, paid a distribution in the amount of $422,258 to its stockholders to pay personal income taxes. Since the January 1998 payment, the Company has never paid any cash dividends on its common stock and has no intention to do so in the foreseeable future. In addition, under the terms of its credit facility with Wells Fargo Business Credit, the Company is prohibited from paying cash dividends without the lender's written consent. See Item 2 - "Management's Discussion and Analysis".

ITEM 2. LEGAL PROCEEDINGS

      In the ordinary course of its business, Coffee Holding is a party to litigation involving its operations. The Company does not believe that the outcome of any current litigation will have a material adverse effect upon its business, financial condition or results of operations.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4. RECENT SALES OF UNREGISTRED SECURITIES

      Other than the shares of Common Stock issued pursuant to the Merger, no shares of Common Stock have been sold by the Company in the past three years.

ITEM 5. INDEMNIFCATION OF DIRECTORS AND OFFICERS

      The Nevada General Corporation Law provides for the discretionary and mandatory indemnification of directors, officers, employees and agents under certain circumstances.

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, except an action by or in the right of the corporation, reason of the fact that he is or was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. This discretionary indemnification, unless ordered by a court, may be made by the corporation only if the indemnification is proper under the circumstances as determined by the stockholders, the board of directors consisting of members who were not parties to the proceeding, or by independent legal counsel.

      A corporation may similarly indemnify a person described above who was or is a party or is threatened to be made a party to any threatened, pending or completed action brought by or in the right of the corporation to procure a judgment in its favor. However, indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or preceding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

      A corporation may pay or advance expenses in connection with the defense of a proceeding in advance of a final disposition of the action, upon receipt of an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation.

      The Company's articles of incorporation and by-laws contain no provisions regarding indemnification of directors.

                                    PART F/S

                            COFFEE HOLDING CO., INC.

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                      PAGE
                                                                      ----
(A) FINANCIAL STATEMENTS:

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                     F-2

          BALANCE SHEET
              OCTOBER 31, 2000                                         F-3

          STATEMENTS OF OPERATIONS
              YEARS ENDED OCTOBER 31, 2000 AND 1999                    F-4

          STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
              YEARS ENDED OCTOBER 31, 2000 AND 1999                    F-5

          STATEMENTS OF CASH FLOWS
              YEARS ENDED OCTOBER 31, 2000 AND 1999                    F-6

          NOTES TO FINANCIAL STATEMENTS                             F-7/14

                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Coffee Holding Co., Inc.

We have audited the accompanying balance sheet of COFFEE HOLDING CO., INC. as of October 31, 2000, and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for the years ended October 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coffee Holding Co., Inc. as of October 31, 2000, and its results of operations and cash flows for the years ended October 31, 2000 and 1999, in conformity with generally accepted accounting principles.

                                                     J. H. COHN LLP

Roseland, New Jersey
December 29, 2000

                            COFFEE HOLDING CO., INC.

                                  BALANCE SHEET
                                OCTOBER 31, 2000

                                     ASSETS

Current assets:
     Cash                                                            $  153,844
     Due from broker                                                    138,555
     Accounts receivable, net of allowance for doubtful
        accounts of $200,510                                          2,066,964
     Inventories                                                      1,466,050
     Prepaid expenses and other current assets                           68,582
                                                                     ----------
           Total current assets                                       3,893,995
Property and equipment, at cost, net of accumulated
     depreciation of $2,161,398                                       1,825,648
Cash equivalents restricted under credit facility                       261,038
Deposits and other assets                                                16,796
                                                                     ----------
           Totals                                                    $5,997,477
                                                                     ==========

                                 LIABILITIES AND
                              STOCKHOLDERS' EQUITY

Current liabilities:
     Current portion of term loan                                    $  114,552
     Current portion of obligations under capital leases                 46,161
     Accounts payable and accrued expenses                            2,671,094
                                                                     ----------
           Total current liabilities                                  2,831,807
Term loan, net of current portion                                        77,563
Line of credit borrowings                                             2,617,702
Obligations under capital leases, net of current portion
Loans from related parties                                              245,261
                                                                     ----------
           Total liabilities                                          5,772,333
                                                                     ----------

Commitments and contingencies

Stockholders' equity:
     Preferred stock, par value $.001 per share; 10,000,000 shares
        authorized; none issued                                              --
     Common stock, par value $.001 per share; 30,000,000 shares
        authorized, 3,999,650 shares issued and outstanding               4,000
     Additional paid-in capital                                         743,985
     Accumulated deficit                                               (522,841)
                                                                     ----------
           Total stockholders' equity                                   225,144
                                                                     ----------

           Totals                                                    $5,997,477
                                                                     ==========

See Notes to Financial Statements.

                            COFFEE HOLDING CO., INC.

                            STATEMENTS OF OPERATIONS
                      YEARS ENDED OCTOBER 31, 2000 AND 1999

                                                       2000           1999
                                                   -----------    -----------
Net sales                                          $20,097,548    $23,089,592
Cost of sales                                       16,673,790     19,796,476
                                                   -----------    -----------

Gross profit                                         3,423,758      3,293,116
                                                   -----------    -----------

Operating expenses:
     Selling and administrative                      2,317,629      1,911,306
     Officers' salaries                                330,000        390,000
                                                   -----------    -----------
           Totals                                    2,647,629      2,301,306
                                                   -----------    -----------

Income from operations                                 776,129        991,810
                                                   -----------    -----------

Other income (expense):
     Interest income                                    31,064          3,600
     Interest expense                                 (406,859)      (386,506)
                                                   -----------    -----------
           Totals                                     (375,795)      (382,906)
                                                   -----------    -----------

Income before income taxes                             400,334        608,904

Provision for income taxes                             119,000
                                                   -----------    -----------

Net income                                         $   281,334    $   608,904
                                                   ===========    ===========

Basic earnings per share                                  $.07           $.15
                                                          ====           ====

Basic weighted average common shares outstanding     3,999,650      3,999,650
                                                     =========      =========

See Notes to Financial Statements.

                            COFFEE HOLDING CO., INC.

           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                      YEARS ENDED OCTOBER 31, 2000 AND 1999


                                     Common Stock
                               ---------------------                   Retained
                                   $.001 Par Value                     Earnings
                               ---------------------      Additional   (Accum-
                               Number of                    Paid-in     ulated
                                Shares        Amount        Capital     Deficit)         Total
                                ------        ------        -------     --------         -----

Balance, November 1, 1998     3,999,650      $  4,000      $480,997   $(1,413,079)     $(928,082)

Net income                                                                608,904        608,904
                              ---------      --------      --------   -----------      ---------
Balance, October 31, 1999     3,999,650         4,000       480,997      (804,175)      (319,178)

Capital contribution                                        262,988                      262,988

Net income                                                                281,334        281,334
                              ---------      --------      --------   -----------      ---------
Balance, October 31, 2000     3,999,650      $  4,000      $743,985   $  (522,841)     $ 225,144
                              =========      ========      ========   ===========      =========

See Notes to Financial Statements.

                            COFFEE HOLDING CO., INC.

                            STATEMENTS OF CASH FLOWS
                      YEARS ENDED OCTOBER 31, 2000 AND 1999

                                                                  2000         1999
                                                                  ----         ----
Operating activities:
     Net income                                              $   281,334    $ 608,904
     Adjustments to reconcile net income to net
        cash provided by operating activities:
        Depreciation and amortization                            252,988      252,925
        Bad debts                                                 44,091       12,210
        Write-off of deferred mortgage financing costs                         55,063
        Changes in operating assets and liabilities:
           Due from broker                                       142,509     (130,472)
           Accounts receivable                                   305,645     (185,112)
           Inventories                                            12,435     (118,531)
           Prepaid expenses and other current assets              (9,017)      (2,367)
           Deposits and other assets                              10,627       71,900
           Accounts payable and accrued expenses              (1,038,203)     139,976
                                                             -----------    ---------
               Net cash provided by operating activities           2,409      704,496
                                                             -----------    ---------

Investing activities - purchases of property and
     equipment                                                   (95,319)    (111,092)
                                                             -----------    ---------

Financing activities:
     Principal payments on mortgage note payable                             (600,000)
     (Increase) decrease in cash and cash equivalents
        restricted under credit facility and mortgage note      (261,038)     432,965
     Principal payments on term loan                             (87,316)     (87,312)
     Net advances under bank line of credit                      172,572      124,617
     Principal payments of obligations under capital
        leases                                                  (202,743)    (215,447)
     Advances from related parties                                97,247       16,817
     Capital contribution                                        262,988
                                                             -----------    ---------
               Net cash used in financing activities             (18,290)    (328,360)
                                                             -----------    ---------

Net increase (decrease) in cash                                 (111,200)     265,044
Cash, beginning of year                                          265,044           --
                                                             -----------    ---------

Cash, end of year                                            $   153,844    $ 265,044
                                                             ===========    =========

Supplemental disclosure of cash flow data:
     Interest paid                                           $   399,045    $ 335,267
                                                             ===========    =========

     Income taxes paid                                       $    12,519    $     904
                                                             ===========    =========

See Notes to Financial Statements.

                            COFFEE HOLDING CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Business activities:
            CoffeeHolding Co., Inc. ("Coffee"), which was incorporated in New York on January 22, 1971, conducts wholesale coffee operations, including manufacturing, roasting, packaging, marketing and distributing roasted and blended coffees for private labeled accounts and its own brands, and sells green coffees. The Company's sales are primarily to customers that are located throughout the United States.

Note 2 - Summary of significant accounting policies:
            Use  of  estimates:
                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

            Cash equivalents:
                  Cash equivalents represent highly liquid investments with maturities of three months or less at the date of purchase.

            Inventories:
                  Inventories are valued at the lower of cost (first-in, first-out basis) or market.

            Property and equipment:
                  Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

            Hedging:
                  The Company uses options and futures contracts to partially hedge the effects of fluctuations in the price of green coffee beans. Options and futures contracts are marked to market with current recognition of gains and losses on such positions. The Company does not defer such gains and losses since its positions are not considered hedges for financial reporting purposes. The Company's accounting for options and futures contracts may have the effect of increasing earnings volatility in any particular period.

                  At October 31, 2000, the Company held options (generally with terms of two months or less) covering an aggregate of 1,875,000 pounds of green coffee beans at a price of $.725 per pound. The fair market value of these options, which was obtained from a major financial institution, was approximately $27,000 at October 31, 2000.

                            COFFEE HOLDING CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):
            Hedging (concluded):
                  The Company began to acquire futures contracts during the year ended October 31, 2000 with longer terms (generally three to four months) primarily for the purpose of guaranteeing an adequate supply of green coffee. At October 31, 2000, the Company held longer-term futures contracts for the purchase of 412,500 pounds of coffee at an average price of $1.04 per pound. The market price of coffee applicable to such contracts was $.744 per pound at that date.

            Deferred financing costs:
                  Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan using a method that approximates the interest method.

            Advertising:
                  The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations totaled $70,108 and $92,924 in 2000 and 1999, respectively.

            Income taxes:
                  The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

            Stock options:
                  In accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the Company will recognize compensation costs as a result of the issuance of stock options to employees based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employees must pay to acquire the stock. Therefore, the Company will not be required to recognize compensation expense as a result of any grants of stock options to employees at an exercise price that is equivalent to or greater than fair value. The Company will also make pro forma disclosures, as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied, if such amounts differ materially from the historical amounts.

                            COFFEE HOLDING CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (concluded):
            Earnings (loss) per share:
                  The Company  presents  "basic" and, if  applicable,  "diluted"
                  earnings per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and certain other financial accounting pronouncements. Basic earnings (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period. Since the Company had no potentially dilutive securities outstanding in 2000 and 1999, only basic earnings per share amounts are presented in the accompanying statement of operations for those years.

            Recent accounting pronouncements:
                  In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which, as amended, requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company will be required to implement SFAS 133 in the first quarter of its fiscal year ending October 31, 2001. Management does not believe that the adoption of SFAS 133 will have a significant impact on results of operations.

                  The FASB and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain other accounting pronouncements as of October 31, 2000 that will become effective in subsequent periods. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will be required to implement SAB 101 no later than the fourth quarter of its fiscal year ending October 31, 2001. However, management of the Company does not believe that any of those other pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during the years ended October 31, 2000 and 1999 or that they will have a significant affect at the time they become effective.

            Reclassifications:
                  Certain accounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

                            COFFEE HOLDING CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 3 - Inventories:

            Inventories at October 31, 2000 consisted of the following:

                  Packed coffee                                    $  280,764
                  Green coffee                                        813,320
                  Packaging supplies                                  371,966
                                                                   ----------

                     Totals                                        $1,466,050
                                                                   ==========

Note 4 - Property and equipment:
            Property and equipment at October 31, 2000 consisted of the following:

                                                     Estimated
                                                    Useful Life      Amount
                                                    -----------      ------

                  Building and improvements           30 years     $1,244,285
                  Machinery and equipment             7 years       2,194,351
                  Machinery and equipment under
                     capital leases                   7 years         288,500
                  Furniture and fixtures              7 years         118,910
                                                                   ----------
                                                                    3,846,046
                  Less accumulated depreciation
                     (including $103,035 arising
                     from capital leases)                           2,161,398
                                                                   ----------
                                                                    1,684,648
                  Land                                                141,000
                                                                   ----------

                         Totals                                    $1,825,648
                                                                   ==========

            Depreciation expense totaled $252,988 and $251,204 in 2000 and 1999, respectively.

Note 5 - Credit facility and other borrowings:
            As of October 31, 2000, the Company was obligated for aggregate borrowings of $2,809,817 under a credit facility provided by Bank of America Commercial Finance Corporation ("BACFC"), formerly Nationscredit Commercial Corp., that was scheduled to expire on November 20, 2000. The credit facility consisted of a revolving line of credit and a term loan.

            The line of credit provided for borrowings of up to 85% of the Company's eligible trade accounts receivable and 60% of its eligible inventories up to a maximum of $5,000,000. The outstanding balance of $2,617,702 at October 31, 2000 approximated the maximum amount that the Company could borrow based on its eligible trade accounts receivable and inventories as of that date. Interest was payable monthly at the prime rate plus 1% (an effective rate of 10.5% at October 31, 2000).

                            COFFEE HOLDING CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 5 - Credit facility and other borrowings (concluded):
            The term loan, which had an outstanding balance of $192,115 (including a current portion of $114,552) at October 31, 2000 provided for borrowings of up to the greater of 80% of the cost of eligible equipment or $500,000. Principal was payable in monthly installments of $7,276 plus interest which was also at the prime rate plus 1%.

            Two of the Company's stockholders had each guaranteed outstanding borrowings under the credit facility of up to $100,000 at October 31, 2000, plus interest and other costs and expenses as defined, and the Company also had $261,038 in an interest bearing money market account that was deposited with BACFC during the year ended October 31, 2000 to secure outstanding borrowings under the credit facility.

            As a result of amendments to the agreements with Wells Fargo Business Credit, the assignee of BACFC, that became effective on November 29, 2000, interest on borrowings under the line of credit and the term loan will be payable monthly at .5% and .75% above the prime rate, respectively; the credit facility will not expire until November 20, 2002; the maximum amount of borrowings under the term loan increased from $500,000 to $600,000; term loan principal payments will increase from $7,276 to $10,000 per month commencing January 1, 2001; the amount of borrowings guaranteed by each of the two stockholders increased to $500,000; and the Company's ability to continue to use the credit facility will become subject to its ability to meet specified financial covenants and ratios. In addition, the outstanding balance under the line of credit and a portion of the outstanding balance under the term loan were classified as long-term liabilities in the accompanying October 31, 2000 balance sheet based on the Company's ability to either defer payments until, or make installment payments through, November 20, 2002.

            The Company was obligated for variable rate borrowings under a $600,000 mortgage note until it was prepaid in March 1999. The Company wrote off deferred financing costs of approximately $55,000 in connection with the prepayment of the mortgage note in 1999.

Note 6 - Loans from related parties:
            The Company had loans payable to its stockholders of $245,261 at October 31, 2000. The loans are due on demand and bear interest at 10%. Interest expense totaled approximately $34,000 and $12,000 in 2000 and 1999, respectively.

                            COFFEE HOLDING CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 7 - Income taxes:
            The Company's provision for income taxes in 2000 consisted of the following:

                                                                         2000
                                                                       --------
                  Federal                                              $ 72,000
                  State and local                                        47,000
                                                                       --------

                      Total historical                                 $119,000
                                                                       ========

            The Company had no provision for income taxes in 1999.

            The differences between the tax provision computed based on the Company's pre-tax income and the applicable statutory income tax rate and the Company's provisions for Federal, state and local income taxes for 2000 and 1999 are set forth below:

                                                              1999       2000
                                                            --------  ---------
                  Tax provision at statutory rate of 34%    $140,000  $ 207,000
                  Adjustments for effects of:
                     State income taxes, net of Federal
                         tax effect                           45,000     67,000
                     Net change in valuation allowance       (66,000)  (274,000)
                                                            --------  ---------

                  Provision                                 $119,000  $      --
                                                            ========  =========

            The Company had pre-tax income of approximately $609,000 in 1999, and had net operating loss carryforwards as of October 31, 1999 of approximately $191,000 available to reduce future Federal, state and local taxable income. There were no other material temporary differences as of October 31, 1999. Due to the uncertainties related to the extent and timing of the Company's future taxable income, the Company offset the deferred tax assets of approximately $89,000 attributable to the potential benefits from its net operating loss carryforwards as of October 31, 1999 by an equivalent valuation allowance. As a result of the reduction in the valuation allowance of $274,000 from $363,000 at October 31, 1998 to $89,000 at October
            31, 1999, the Company did not recognize any provisions for income taxes for the year ended October 31, 1999.

            The Company had pre-tax income of approximately $400,000 for the year ended October 31, 2000; however, it was only able to use net operating loss carryforwards of $145,000. As a result, the Company reversed the valuation allowance of $89,000 that it had established to offset the remaining deferred tax assets attributable to the estimated potential benefits from the net operating loss carryforwards as of October 31, 1999, of which $23,000 was attributable to the reduction in the estimate of net operating loss carryforwards and $66,000 was attributable to the reduction in the provision for income taxes for benefits actually realized from the net operating loss carryforwards.

                            COFFEE HOLDING CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 8 - Commitments and contingencies:
            Operating lease:
                  The Company occupies warehouse facilities under an operating lease which expires on August 31, 2002 unless renewed at the option of the Company for an additional two years. The lease requires the Company to pay utilities and other maintenance expenses. Rent charged to operations amounted to $46,800 in 2000 and 1999. Future minimum rental payments under the noncancelable operating lease in years subsequent to October 31, 2000 totaled $85,800, of which $46,800 is payable in 2001 and $39,000 is payable in 2002.

            Capital leases:
                  As of October 31, 2000, the Company remained obligated under one capital lease for machinery and equipment that expires in February 2001. Assets under capital leases are amortized over their estimated useful lives of seven years. Amortization of $99,300 and $96,271 was charged to operations in 2000 and 1999, respectively. The future minimum lease payments under the remaining capital lease as of October 31, 2000 and the net present value of the future minimum lease payments through the expiration of the lease in 2001 were as follows:

                  Total minimum lease payments                          $47,043
                  Less amount representing interest                         882
                                                                        -------

                  Present value of net minimum lease payments           $46,161
                                                                        =======

            Legal proceedings:
                  The Company is a party to various legal proceedings. In the opinion of management, these actions are routine in nature and will not have any material adverse effects on the Company's financial statements in subsequent years.

Note 9 - Concentrations of credit risk:
            Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, amounts due from broker and trade accounts receivable. The Company maintains its cash and cash equivalents in bank and brokerage accounts the balances of which, at times, may exceed Federal insurance limits. At October 31, 2000, the Company had cash balances that exceeded Federal insurance limits by approximately $160,000. The net balance of the Company's investments in derivative financial instruments also represents an amount due from a broker. Exposure to credit risk is reduced by placing such deposits and investments with major financial institutions and monitoring their credit ratings.

                            COFFEE HOLDING CO., INC.

                          NOTES TO FINANCIAL STATEMENTS

Note 9 - Concentrations of credit risk (concluded):
            Approximately 17% and 20% of the Company's sales were derived from one customer during 2000 and 1999, respectively. That customer also accounted for approximately $121,000 of the Company's accounts receivable balance at October 31, 2000. Concentrations of credit risk with respect to other trade receivables are limited due to the short payment terms generally extended by the Company; by ongoing credit evaluations of customers; and by maintaining an allowance for doubtful accounts that management believes will adequately provide for credit losses.

            Management does not believe that credit risk was significant at October 31, 2000.

Note 10- Stock option plan:
            On February 10, 1998, the Company's stockholders consented to the adoption of the Company's stock option plan (the "Plan") whereby incentive and/or nonincentive stock options for the purchase of up to 2,000,000 shares of the Company's common stock may be granted to the Company's directors, officers, other key employees and consultants. Under the Plan, the exercise price of all options must be at least 100% of the fair market value of the common stock on the date of grant (the exercise price of an incentive stock option for an optionee that holds more than 10% of the combined voting power of all classes of stock of the Company must be at least 110% of the fair market value on the date of grant).

            As of October 31, 2000, no options had been granted under the Plan.

Note 11- Major vendors:
            During 2000, substantially all of the Company's purchases were from nine vendors. The nine vendors also accounted for substantially all of the Company's accounts payable at October 31, 2000. An employee of one of those vendors is a director of the Company. Purchases from that vendor totaled approximately $3,500,000 and $4,400,000 in 2000 and 1999, respectively. Management does not believe that the loss of any one vendor would have a material adverse effect on the Company's operations due to the availability of alternate suppliers.

                                      * * *

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit
Number            Exhibit Name
------            ------------
3.1               Articles  of   Incorporation   of  the  Company,   as  amended
                  (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended
                  April 30, 1998).

3.2 Certificate of Amendment of Articles of Incorporation of Coffee Holding Co., Inc. (incorporated herein by reference to
                  Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1998).

3.3               The Company's  By-Laws,  (incorporated  herein by reference to
                  Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1998).

3.4 Articles of Merger of Coffee Holding Co., Inc. and Transpacific International Group Corp. (incorporated herein by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K/A for the year ended October 31, 2000).


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

10.1 Lease with T&O Management Corp. dated August 15, 1997 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1998).

10.2              1998 Stock  Option  Plan  (incorporated  hereby  reference  to
                  Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1998).

10.3 Loan and Security Agreement dated as of November 21, 1997 between the Company and NationsCredit Commercial Corporation (incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K/A for the year ended October 31, 2000).

10.4 First Amendment to Loan and Security Agreement dated as of May 22, 1998 between the Company and NationsCredit Commercial Corporation (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 31, 2000).

10.5 Second Amendment dated as of November 29, 2000 to Loan and Security Agreement between the Company and Wells Fargo Business Credit, as assignee (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended October 31, 2000).

10.6 Term Note dated as of November 29, 2000 made by the Company in favor of Wells Fargo Business Credit, Inc. in the principal amount of $600,000 (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended October 31, 2000).


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

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      COFFEE HOLDING CO., INC.

                                      By: /s/ Andrew Gordon
                                         -------------------------
Date: March 15, 2001                        Andrew Gordon


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